UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2002

OR

☐   TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission file number   1-10233

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

MAGNETEK FLEXCARE PLUS RETIREMENT SAVINGS PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MAGNETEK, INC.

10900 Wilshire Boulevard

Los Angeles, CA  90024

Magnetek FlexCare Plus Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

Year ended December 31, 2002

Contents

Report of Independent Auditors

Audited Financial Statements

Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule

Schedule of Assets (Held at End of Year)

Report of Independent Auditors

The Savings Plan Committee

Magnetek, Inc.

We have audited the accompanying statements of net assets available for benefits of the Magnetek FlexCare Plus Retirement Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Los Angeles, California

June 27, 2003

Magnetek FlexCare Plus Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001

Assets
Investments, at fair value	$34,073,662	$39,083,599
Receivables:
Participant contributions	3,622	26,915
Employer contributions	1,345	9,971
Income receivable	—	3,443
Net assets available for benefits	$34,078,629	$39,123,928

See accompanying notes.

Magnetek FlexCare Plus Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions
Interest and dividend income	$1,272,734
Contributions:
Participant	1,227,213
Employer	421,725
Transfers into the Plan	987,453
Total additions	3,909,125

Deductions
Benefits paid to participants	5,097,888
Administrative expenses	128,322
Net depreciation in fair value of investments	3,728,214
Total deductions	8,954,424

Net decrease	(5,045,299)
Net assets available for benefits:
Beginning of year	39,123,928
End of year	$34,078,629

See accompanying notes.

Magnetek FlexCare Plus Retirement Savings Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following description of the Magnetek FlexCare Plus Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Magnetek, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2002, the Plan was amended and restated. Additionally, on January 1, 2002, the Trustee of the Plan changed from Merrill Lynch to JP Morgan Chase Bank (the Trustee).

As of January 1, 2002, all participants shall continue their eligibility to participate. The Plan allows newly hired eligible employees to participate on the first day of the pay period subsequent to performance of one hour of service for the Company. Newly hired employees are automatically enrolled in the Plan; however, no eligible employee shall be automatically enrolled until the eligible employee has received notice of the procedure for making contribution elections and has been given a reasonable period in which to make an election.

Contributions

Each year, participants may contribute up to 16% of eligible pre-tax annual compensation and up to an additional 10% of eligible after-tax annual compensation as a supplemental contribution, as defined in the Plan document. Total contributions may not exceed 20% of eligible compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Effective January 1, 2002, the Plan was amended to change the Company contributions to 50% of the first 6% of the participant’s basic contributions. Additional amounts may be contributed at the option of the Company’s board of directors.

After receiving proper notification, automatically enrolled eligible employees begin making before-tax contributions to the Plan in an amount of 3% of their pay. If an automatically enrolled employee does not wish to participate in the Plan, the employee may disenroll by signing a form to that extent.

As of February 2002, the Company has engaged an investment manager, ProManage, Inc. (the Investment Manager), to invest each participant’s account which are not self directed until the participant elects not to participate in this program. The Investment Manager is required to invest in funds pursuant to the Plan document. If a participant elects out of the ProManage program, the participant must self-direct the investment of his or her accounts. Participants can opt out at any time, and can also direct contributions or may change investment options at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan investment results, and is charged with an allocation of administrative fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

Vesting in the Company contribution portion of their accounts plus actual earnings is based on completed years of service as follows:

Years of Service	Vested Percentage

Less than one year	0%
One	20%
Two	40%
Three	60%
Four	80%
Five or more	100%

All employees are fully vested upon attaining age 65, death or disability, or upon the termination or discontinuation of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, participants will become fully vested in their accounts.

Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used to restore accounts for employees who are rehired, to pay Plan fees and expenses or to decrease supplemental Company contributions, if any. At December 31, 2002, forfeited nonvested accounts totaled approximately $16,000. For the year ended December 31, 2002, no forfeitures were used to reduce Company contributions.

Payment of Benefits

Participants may withdraw all or part of their after-tax contributions or earnings thereon only once in any 12-month period. In the event of financial hardship, there are provisions, subject to limitations, which will permit an active participant to withdraw before-tax contributions and related earnings.

If a participant’s employment is terminated due to death, disability or retirement, the participant or his or her beneficiary is entitled to a distribution of the entire balance in his or her account.

If a participant’s employment is terminated for a reason other than those stated above, the participant forfeits the nonvested portion of the employer contributions of his or her account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $250 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan repayment terms may be for a period not to exceed five years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate published in the Wall Street Journal at the time the loan is processed, plus 1%. A participant may have only one outstanding loan at any given time. Principal and interest are paid ratably through payroll deductions.

Administrative Expenses

The Plan pays administrative fees to the Trustee. Other administrative expenses, such as legal and accounting expenses, are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments in the common/collective trust funds are stated at fair value as determined by the quoted redemption price on the last business day of the Plan year as established by the Trustee. Equity securities and mutual funds, which are traded on security exchanges, are stated at fair value based on quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Realized and unrealized appreciation (depreciation) in fair value of investments is computed based on the difference between the fair value of the assets at the beginning of the year, or at time of purchase for assets purchased during the year, and the related fair value on the day the investments are sold with respect to realized appreciation (depreciation) or on the last day of the plan year for unrealized appreciation (depreciation).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications were made to the prior year financial statements to conform to current year presentation.

3. Investments

The Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in value by $3,728,214 as follows:

Year ended December 31 2002

Mutual Funds	$(3,421,046)
MagneTek Stock Fund	(307,168)
$(3,728,214)

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2002	2001

American Century Funds:
Stable Asset Value	$17,989,684	$—
Small Cap Value	2,039,867	—
Equity Index	5,015,309	—
Heritage	1,842,292	—
Morgan Stanley Institutional Value Equity B	1,738,511	—
First Eagle Sogen Overseas A	2,013,508	—
Merrill Lynch Trust Company interest-bearing cash	—	38,329,397

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 22, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. Transactions with Parties-in-Interest

Transactions with parties-in-interest include purchases and sales of assets through the Trustee, the Plan’s investment in Magnetek common stock, contributions from the Company and fees paid to the Trustee.

6. Plan Transfers

Effective January 1, 2002, the Magnetek Unionized Employee Savings Plan (Union Plan) was merged into the Plan. Accordingly, approximately $655,000 was transferred to the Plan from the Union Plan.

Also effective, January 1, 2002, the ADS Employee Savings Plan (ADS Plan) was merged into the Plan. Accordingly approximately $333,000 was transferred to the Plan from the ADS Plan.

Supplemental Schedule

Magnetek FlexCare Plus Retirement Savings Plan

EIN:  95-3917584   Plan:  003

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost		Current Value

*	Various	Participant Loans Interest rates ranging from 5.75% to 10.50% maturing through 2007		**	$80,766
	American Century	Stable Asset Value		**	17,989,684
	American Century	Small Cap Value		**	2,039,867
	American Century	Equity Index		**	5,015,309
	American Century	Heritage		**	1,842,292
	American Century	International Growth		**	1,434,387
	PIMCO	Total Return		**	1,589,626
	Morgan Stanley	Institutional Value Equity B		**	1,738,511
	First Eagle Sogen	Overseas A		**	2,013,508
*	Magnetek	Common Stock		**	329,400
*	JP Morgan Chase	EOD BK Cash Invest FD (Van 20)		**	312
					$34,073,662

*	Party-in-interest as defined by ERISA.
**	Investments are participant directed, therefore, cost information is not required.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized:

MAGNETEK FLEXCARE PLUS RETIREMENT SAVINGS PLAN

By:	/s/ David P. Reiland
David P. Reiland

Date: June 30, 2003

Exhibits Filed

Exhibit No.	Description

23.1	Consent of Independent Auditors

99.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of The Sarbanes Oxley Act of 2002